BrilliA Inc
220 Orchard Road
Unit 05-01, Midpoint Orchard

Singapore 238852

May 31, 2024

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Beverly Singleton, Kevin Stertzel, Erin Donahue and Jennifer Angelini

Re:	BrilliA Inc
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted May 14, 2024
CIK No. 0002000230

Dear Sir or Madam,

This letter is in response to your letter on May 24, 2024, in which you provided comments to the Amendment No.1 to the Registration Statement on Form DRS/A of BrilliA Inc (the “Company”) submitted to the U.S. Securities and Exchange Commission on May 14, 2024. On the date hereof, the Company has submitted an Amendment No. 2 to the Registration Statement on Form DRS/A (“DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	We note that you have revised footnote 1 to the table on your prospectus cover to refer to the low end of the price range, rather than to the mid-point as is customary. Please revise or provide your analysis as to why you believe it is appropriate to disclose the minimum proceeds pursuant to Item 501(b)(3) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure through the DRS/A to refer to the mid-point, as is customary.

BrilliA, Bra Pro, BrilliA Singapore and MAP - Group Reorganization, page iii

2.	We have reviewed your disclosures in response to our prior comment 4. In the last bullet point on page iv, please further disclose if true, the reasons why no historical financial statements are presented for BrilliA Inc., (the Registrant), as it is a holding company with no material assets, liabilities, revenues and has conducted no material business operations since its formation on July 14, 2023.

RESPONSE: We respectfully advise the staff that we have revised our disclosure to include the reasons for having no historical financial statements being presented for BrilliA Inc. and BrilliA Singapore Pte Ltd.

Risk Factors

Risks Related to Our Business and Industry

There could be a potential conflict of interest between our controlling shareholder...., page 10

3.	Please revise the reference to Mr. Salim’s “beneficial interest” in PT Diana Mode Indonesia to disclose his ownership interest and management role(s), clearly indicating whether he controls that company and whether and how he will benefit from the DIANA license and from your development of the DIANA brand.

RESPONSE: We respectfully advise the staff that we have revised our reference to Mr. Salim’s “beneficial interest” in PT Diana Mode Indonesia to disclose his ownership interest and management role(s), clearly indicating that he controls that company and explaining how he will benefit from the DIANA license and from our development of the DIANA brand.

Our business and operations may be affected by our ability to enter into or renew the existing license agreement for the DIANA Brand, page 13

4.	We note your response to our prior comment 25. Please expand your disclosure to more fully discuss the material risks associated with the Company developing a licensed related-party brand. For instance, and without limitation, we note that the Company expects to develop and market the brand as described on pages 12-13, using 15% of the net offering proceeds as described on page 28, but it appears that the benefits thereof will accrue to Mr. Salim, and not to the Company, if the Diana license is terminated, restricted, or non-renewed. Revise to disclose this and other potential risks related to investing resources to develop and market the DIANA brand, including risks to your other lines of business, financial condition, and results of operations. Clearly disclose the consequences, including quantification of amounts where possible, if the DIANA license is terminated, restricted, or non-renewed and your business plan can no longer be pursued. In addition, revise disclosure in the caption and text of this risk factor that indicates you have not yet entered into the license agreement for consistency with disclosure elsewhere.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure within the DRS/A to more fully discuss the material risks associated with the Company developing a licensed related-party brand.

Our controlling shareholder may have potential conflicts of interest with us...., page 21

5.	We note your response to our prior comment 12. Please further revise to disclose the management roles that Mr. Salim holds with the Company (i.e., in addition to his controlling shareholder interest), and to describe his resulting ability to influence or control the Company’s business and operations. Additionally discuss Mr. Salim’s roles as marketing consultant and commissioner, as referenced on page 108, and clarify what the role of “commissioner” entails.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure within the DRS/A to disclose the management roles that Mr. Salim holds with the Company (i.e., in addition to his controlling shareholder interest), and described his resulting ability to influence or control the Company’s business and operations. Further, we have revised our disclosure on page 108 to discuss Mr. Salim’s roles as marketing consultant and commissioner. Specifically with regards to the role of commissioner, under Indonesian law, the Board of Commissioners of a company (“BOC”) supervises management policies and the overall course of the company’s business, ensuring alignment with the company’s objectives. They provide advice to the board of directors of the company and oversee the implementation of the company’s plans and budget. The BOC has rights to access company premises, documents, and financial statements, but they may be held accountable for losses if their negligence contributes to insolvency. We have included the relevant disclosure pertaining to the commissioner in the DRS/A.

Capitalization, page 29

6.	We have reviewed your revisions in response to prior comment 13. Please address the following:

●	In the first bullet point, expand the description that “on an actual basis” reflects the total capitalization of Bra Pro as the accounting acquirer of BrilliA Inc., the accounting acquiree which has no operations. Provide a cross-reference to the relevant discussion thereof for further details.

●	Revise the shareholders’ equity section to provide separate equity sections of Bra Pro as distinct from the equity line items of the pro forma combined reorganized entity. In this regard, we note the actual equity line items of Bra Pro are ordinary paid-in capital and retained earnings, whereas the other equity line items appear to be representative of the pro forma combined reorganized entity and as further adjusted for the effects of the IPO. Please revise to group the respective equity lines of Bra Pro and those of the pro forma combined company separately.

●	For the equity line item of Class A Shares, clarify in the description that the outstanding shares of 20,000,000 is shown on a pro forma basis, rather than actual basis. Similarly for the equity line item of Class B Shares, clarify in the description that the outstanding shares of 5,000,000 is shown on both a pro forma and pro forma as adjusted basis, rather than actual basis.

●	Provide a footnote explanation of the equity line items Merger reserve and Non- controlling interests, and as how they was determined, as we assume these are equity line items pertaining to the reorganized pro forma combined company, BrilliA Inc.

●	We anticipate after the above revisions that there will be no outstanding amounts for the equity line items of Bra Pro shown in the columns of Pro Forma and Pro Forma As Adjusted. Given that Bra Pro will be reflected as a consolidated entity, these respective columns should instead only reflect the effects of the reorganized pro forma combined company, and as further adjusted for the effects of the IPO.

RESPONSE: We respectfully advise the Staff that we have updated the capitalization table to address the above.

History and Corporate Structure, page 32

7.	Refer to the last sentence in the first paragraph under Corporate structure. Please reconcile the paid-up capital of BrilliA of US$500 of Class B Shares and US$6,600,000 of Class A Shares with the respective paid-in capital line items in the Capitalization table on page 29, which have no amounts shown within the pro forma column. Also, refer to the third paragraph under Basis of Consolidation and describe the relationship between Mr. Koh Wah Seng Philip, the sole owner of BrilliA Singapore prior to the March 7, 2024, share exchange agreement, with that of the owners of BrilliA Inc. We note you disclose that Mr. Koh Wah Seng Philip was deemed as a transitory to facilitate the acquisition of MAP by BrilliA.

RESPONSE: We respectfully advise the Staff that we have revised the Capitalization table within the DRS/A to reconcile the paid-up capital of BrilliA. We hereby also confirm that Mr Philip was deemed as a transitory to facilitate the acquisition of MAP by BrilliA.

8.	Your disclosure in response to our prior comment 16 appears to indicate that the corporate reorganization has been completed. Please revise the following language on page 33 accordingly or advise: “The chart below sets out our corporate structure on an assumed basis upon completion of the reorganization.”

RESPONSE: We respectfully advise the Staff that we have revised the following language to state that the chart sets out our corporate structure as of the date of this prospectus.

Unaudited Pro Forma Condensed Combined Financial Information, page 35

9.	In the first paragraph of the introductory on page 35, clarify that you are presenting a pro forma statement of financial position for the most recent balance sheet date (i.e., September 30, 2023) presented in the filing. The fiscal year ended March 31, 2023, pro forma statement of financial position is not required and can be omitted. Refer to Rule 11- 02(c)(1) of Regulation S-X. Also, pro forma statements of profit or loss and other comprehensive income should be provided for all periods for which historical financial statements are required in the filing, given the accounting treatment of reorganization of the common control entities. Refer to Rule 11-02(c)(2)(ii) of Regulation S-X. In this regard, pro forma statements of profit or loss and other comprehensive income are to be provided for the years ended March 31, 2022 and 2023, and the subsequent six months interim period ended September 30, 2023, and comparable six months ended September 30, 2022.

RESPONSE: We respectfully advise the Staff that we have removed the pro forma statement of financial position for the year ended March 31, 2023 and included the pro forma statements of profit or loss and other comprehensive income for all periods included in the DRS/A.

10.	Refer to the fifth paragraph of the introductory section on page 35 and clarify that the pro forma adjustments and allocation of the purchase price are based on historical cost with no adjustments of fair value, given you are applying the pooling of interest method of accounting (due to the common control nature) to the reorganization transaction. Your current disclosure states the adjustments and allocations are based in part on provisional estimates of the fair value of assets acquired and liabilities assumed and that any final adjustments “could affect the fair value” assigned.

RESPONSE: We respectfully advise the Staff that we have updated the disclosures of the pro forma adjustments on the reorganization of the combined entities are based in part on historical costs of the assets acquired and of the liabilities assumed, with no adjustments to fair value to the DRS/A.

11.	We have reviewed your revisions made in response to prior comment 47. Please expand to address the following:

●	Disclose on the introductory page of the pro forma financial statements if true, that no historical financial statements of BrilliA Inc. or BrilliA Singapore are provided in the filing, as each entity had no material assets, liabilities, revenues or operations since their formations.

●	As previously requested, include sub-totals and totals of your transaction accounting adjustments column on both the pro forma statements of financial position and pro forma statements of profit or loss.

●	Revise the historical amounts for MAP in the pro forma statement of profit or loss for the six months ended September 30, 2023 on page 37 to agree with the related amounts disclosed in MAP’s unaudited interim financial statements on page F-91.

●	Provide us with your computation of each of the adjustment amounts shown in the equity section of the September 30, 2023 statements of financial position on page 37 and tell us how they relate to the respective narrative adjustment descriptions on page 38.

●	Refer to page 41 and provide us with your computation of adjustment (c), as the disclosure of the number of pro forma weighted average shares does not agree with the data shown on page 40.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on the introductory page of the pro forma financial statements to provide the reason why no historical financial statements are presented for BrilliA Inc. and BrilliA Singapore Pte Ltd. We have updated both the pro forma statements of financial position and pro forma statements of profit or loss pro forma with sub-totals and totals of the transaction accounting adjustments columns and the historical information to agreed to MAP’s unaudited interim financial statements which present on page F-91. We have added in the computation for each of adjustment amount shown in the equity section of the September 20, 2023 statements and make reference to the respective narrative adjustment description. We have updated the disclosure of the number of pro forma weighted average shares to the agreed data shown on page 40 of the DRS/A.

Industry Overview, page 55

12.	Please note your response to our prior comment 18. However, it continues to appear that most of the information and data in this section have been derived from a third-party commissioned report. Please revise or tell us why you believe it is appropriate to include 14 pages of graphics and accompanying test from this report in your prospectus. Refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations for guidance. In this regard, we note that graphics should accurately represent your current business and not be confusing.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure in the DRS/A to clarify that part of our information is derived from secondary sources, and reduced the disclosure within the main body of the industry section to only focus on what is relevant to our industry.

Intellectual Property, page 90

13.	We note your response to previous comment 26, and your disclosure here that the DIANA brand was previously licensed by PT Gunung Mas International before PT Gunung transferred all rights, ownership, and interests in the DIANA trademarks to PT Diana Mode Indonesia. Please revise this section to clarify whether there is any relationship between Mr. Salim and PT Gunung and include appropriate disclosure within the related party transactions section.

RESPONSE: We respectfully advise the Staff that we have included the disclosure of the relationship, payment made to PT Gunung Mas International and PT Diana Mode Indonesia in the Related Party Transactions section of the DRS/A.

Property, page 93

14.	We note your response to prior comment 30, and reissue in part. Please revise your disclosure to provide the information required by Item 4(a) of Form F-1 and Item 4.D of Form 20-F. Specifically, please clarify the business purpose of the leased apartment.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure in the DRS/A to reflect the usage of the leased properties. The intended use(s) of the leased properties are as follows:

a.	North Jakarta: Office Space

b.	Semarang: Accommodation for employees of our Group visiting Semarang for business from other regions of Indonesia

c.	West Jakarta: Storage of lingerie and other underwear prototypes and corporate secretarial document storage

Related Party Transactions, page 107

15.	We note your response to our prior comment 36 and reissue it. Please revise this section to provide the information required by Item 4(a) of Form F-1 and Item 7.B of Form 20-F. Your revised disclosure should clearly describe the nature and extent of any transactions which are material or unusual in their nature or conditions, and the amount of outstanding loans and other information required by Item 7.B of Form 20-F. Without limitation, provide such disclosure with respect to the underlying transactions reported in the table of “Net outstanding balances with related parties.” In addition, clarify the nature of the relationships and quantify the equity interests referenced in the table on page 107. File any related party contract required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that we have update the disclosure in Related Party Transactions section of the DRS/A.

Index to Financial Statements, page F-1

16.	Refer to the September 30, 2023, unaudited interim financial statements of both Bra Pro and MAP. Provide disclosure under Basis of Preparation on pages F-37 and F-97 as to whether the unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Also disclose if all such adjustments are of a normal recurring nature. Refer to Rule 10-01(b)(8) of Regulation S-X.

RESPONSE: We respectfully advise the Staff that we have disclosed in the “Basis of Preparation” for the unaudited interim financial statements of both Bra Pro and MAP that the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which are recurring in nature as necessary for the fair statement of the Company’s financial position as of September 30, 2023, and results of operations and cash flows for the six months ended September 30, 2022 and 2023.

17.	We note the March 31, 2023, audited financial statements of both Bra Pro and MAP are older than 12 months at the date of this amended registration statement. Please be advised that since this is an initial public offering of your ordinary shares, you are required to provide updated annual financial statements and related disclosures pursuant to Item 8.A.4 of Form 20-F or, if applicable, you should provide the representations required by Instruction 2 to Item 8.A.4 in an exhibit to the filing.

RESPONSE: We respectfully advise the Staff that we have provided the representations required by Instruction 2 to Item 8.A.4 submitted as exhibit 99.10 to this filing.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Kendrew Hartanto
Chief Executive Officer

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